Form 10-K405, Exhibit 13
period 1997-12-31
FOCAL INC
filed 1998-03-27
CIK 911684

                                     Focal, Inc.
                               Selected Financial Data
                        (In thousands, except per share data)

                                                          Year Ended December 31,
                                      ---------------------------------------------------------------
                                        1992      1993      1994       1995         1996        1997
                                      --------  --------  --------   --------     --------     ---------
Statement of Operations Data:

Collaborative research
  revenue.........................    $  --     $  --     $  50      $    968     $  3,098     $ 17,489
   Operating expenses:
    Research and development......       1,793    7,405     11,890      9,665       11,680       15,712
    General and administrative....         466    1,925      2,034      2,098        2,175        3,058
                                      --------  --------  --------   --------     --------     ---------
Total operating expense...........       2,259    9,330     13,924     11,763       13,855       18,770

Loss from operations..............      (2,259)  (9,330)   (13,874)   (10,795)     (10,757)      (1,281)
Interest Income...................           6      357        668        443          691          968
Interest Expense..................          13       44         79        107           92          129
                                      --------  --------  --------   --------     --------     ---------
Net loss..........................     $(2,266)  $(9,017) $(13,285)  $(10,459)    $(10,158)    $   (442)
                                      --------  --------  --------   --------     --------     ---------
                                      --------  --------  --------   --------     --------     ---------

Pro forma net loss per share(1)...                                                $  (1.26)    $  (0.04)
                                                                                  --------     ---------
                                                                                  --------     ---------

Shares used in computing pro
  forma net loss per share........                                               8,088,898   10,410,091
                                                                                 ---------   ----------
                                                                                 ---------   ----------

                                                              December 31,
                                        1992      1993      1994       1995         1996        1997
                                      --------  --------  --------   --------     --------     ---------
Balance Sheet Data:

Cash, cash equivalents and
  marketable securities..........      $ 6,945   $19,027  $ 12,240   $ 6,948      $ 12,208     $ 33,239
Working capital..................        6,320    17,776    10,159     4,401         9,003       30,867
Total assets.....................        7,173    20,936    15,331     9,306        14,089       39,606
Capital lease obligations,
  long-term portion..............         --         602       934       462           315        1,422
Total stockholders' equity.......        6,471    18,556    11,626     5,995        10,099       32,512

(1) The pro forma net loss per share for 1996 has been restated to conform to SFAS No. 128, "Earnings Per Share." See note 1 to the financial statements.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this 10K.

     This Management's Discussion and Analysis contains certain forward looking statements regarding future events with respect to the Company. Actual events and/or future results of operations may differ materially as a result of the factors described herein and in the Company's Report on Form 10-K for the year ended December 31, 1997, into which this Management's Discussion and Analysis is incorporated by reference. Those factors described under "Business--Product and Product Development Programs," "--Strategic Alliances," "--Patents and Proprietary Rights," "--Government Regulation," "--Competition and Technological Change," "--Sales and Marketing," "--Manufacturing," "--Competition and Technological Change," "--Third Party Reimbursement" and "Factors Affecting Operating Results" in the 10-K Report should be read in conjunction with this Management's Discussion and Analysis.

Overview

     The Company was founded in 1991, and is focused on the development, manufacture and commercialization of synthetic, absorbable, liquid surgical sealants based on the Company's proprietary polymer technology. Since inception, the Company has funded its operations primarily through the private placement of equity securities and most recently, in December 1997, through an initial public offering of common stock. In addition, the Company has entered into strategic alliances with corporate partners and has recorded revenues totalling $21.5 million through December 31, 1997, in connection with these alliances.

     The Company has incurred net losses in each year since its inception, including net losses of approximately $442,000 during 1997. At December 31, 1997, the Company had an accumulated deficit of $45.9 million. The Company's modest net loss of $442,000 during the year ended December 31, 1997, resulted primarily from the receipt of a one-time, non-refundable payment of $7.0 million, as well as receipt of quarterly research and development funding and a milestone payment under the Company's strategic alliance with Ethicon, Inc., a division of Johnson and Johnson ("Ethicon"), for FocalSeal surgical sealants. The Company's operating losses have resulted primarily from expenses incurred in connection with the Company's research and development activities, including preclinical and clinical trials, development of manufacturing processes and general and administrative expenses. The Company expects to incur net losses into 1999 and may incur net losses in subsequent periods although the amount of future net losses and time required by the Company to reach profitability are highly uncertain. The Company is dependent upon corporate partners for funding of a significant portion of research and development expenses. If the Company does not continue to receive funding from its current corporate partners, or is unable to otherwise obtain third-party funding, net losses will continue to increase. Focal does not expect to generate revenues from the sale of products until the first half of 1998. The Company's ability to achieve and sustain profitability will be dependent upon obtaining regulatory approval for and successfully commercializing its FocalSeal surgical sealants, and developing the manufacturing capacity and sales and marketing capability for its products. There can be no assurance that Focal will obtain required regulatory approvals, or successfully develop, manufacture, commercialize and market products or that the Company will ever record product revenues or achieve profitability.

     Through December 31, 1997, the Company had not recorded any product revenues. The Company introduced its first commercial product, FocalSeal-L for lung surgery indications, in Europe in March 1998 through its strategic marketing alliance with Ethicon. The Company anticipates that revenues derived from European sales of the Company's FocalSeal surgical sealants will account for a substantial majority of the Company's near term product revenues. The Company has obtained a CE mark to market FocalSeal surgical sealant in the member countries of the European Union.

Results of Operations

Year ended December 31, 1997, compared to year ended December 31, 1996

     Revenues for the year ended December 31, 1997, increased to $17.5 million from $3.1 million for the year ended December 31, 1996, due to higher collaborative research and development funding, which comprised all of the Company's revenues during both years. The increase in 1997 was due primarily to a strategic alliance for surgical sealants entered into with Ethicon in January 1997. Revenues recorded in connection with this strategic alliance for the year ended December 31, 1997, included a one-time, non-refundable payment of $7.0 million, as well as funding of $1.25 million per quarter for research and development activities and a milestone payment of $2.0 million for obtaining a CE mark for FocalSeal-L for lung surgery.

     Research and development expenses increased to $15.7 million for the year ended December 31, 1997, from $11.7 million for the year ended December 31, 1996. This increase resulted from the hiring of additional research and development personnel in 1997, as well as increased clinical trials and manufacturing start-up costs.

     General and administrative expenses increased to $3.1 million for the year ended December 31, 1997 from $2.2 million for the year ended December 31, 1996. General and administrative expenses during these years consisted primarily of personnel costs, which increased due to the hiring of additional administrative personnel.

Interest income increased to $968,000 for the year ended December 31, 1997, from $691,000 for the year ended December 31, 1996, as a result of higher average cash balances.

The Company recorded a net loss of approximately $442,000 for the year ended December 31, 1997. The Company's modest net loss was primarily the result of receipt of a one-time payment and quarterly funding of research and development by Ethicon. The Company anticipates that it will incur net operating losses at least through 1999.

Year ended December 31, 1996, compared to year ended December 31, 1995

     Revenues for 1996 increased to $3.1 million from $968,000 in 1995. Revenues during both years consisted of research and development funding from corporate partners. The increase was due to a strategic alliance signed in April 1996 with Novartis Corporation and Chiron Corporation. Revenues recorded in connection with corporate alliances in 1996 include one-time payments, milestone payments and funding for research and development activities.

     Research and development expenses increased to $11.7 million in 1996 from $9.7 million in 1995, due to the hiring of research personnel and increased clinical trial expenses.

     General and administrative expenses increased to $2.2 million in 1996 from $2.1 million in 1995 and consisted primarily of personnel costs.

     Interest income increased to $691,000 in 1996 from $443,000 in 1995 due to higher cash balances as a result of a $19.7 million private placement completed in April 1996.

Liquidity and Capital Resources

     Since its inception, the Company has financed operations primarily from the sale of preferred stock in private placements as well as the Company's 1997 initial public offering. Through December 31, 1997, the Company has raised approximately $83.5 million from equity financings and has received $5.9 million in equipment lease financing. In addition, the Company has received funding from Ethicon and other corporate partners totaling approximately $21.5 million through December 31, 1997.

     Cash used in operations totalled $177,000 in the year ended December 31, 1997, as compared to the use of $8.4 million for the same period of 1996. The change in cash from operations was due to significantly lower net losses incurred in 1997, compared to 1996. Cash used in operations is equal to the net loss incurred for each period, plus non-cash charges such as depreciation and amortization of property and equipment plus any changes in working capital.

     Capital expenditures from inception through December 31, 1997 totaled $6.4 million, representing laboratory equipment, office furniture and equipment, computers and certain leasehold improvements. The majority of these purchases have been financed through either direct financing leases or sale and leaseback arrangements. As of December 31, 1997, the Company did not have any material commitments for future capital expenditures. In the next 12 to 18 months, the Company anticipates capital expenditures of approximately $2.5 million for manufacturing facilities and related equipment. The Company has commitments from lenders in the form of lease lines totalling $1.5 million to provide for its expected capital needs during 1998.

     Based on a review of its existing information systems, the Company does not anticipate that it will incur significant costs in connection with bringing its information systems into compliance with year 2000 requirements.

     The Company believes that its existing capital resources, interest income and future payments due under strategic alliances, will be sufficient to satisfy its current and projected funding requirements for at least 24 months. Under the Company's surgical sealant collaboration agreement with Ethicon, the Company will receive fixed quarterly research and development funding of $750,000 per quarter through 1998. The Company may receive additional payments under these agreements for research and development activities and upon achievement of specified development milestones; however, as such payments are dependent upon the achievement of such milestones, there can be no assurance as to the receipt or timing of any such payments. Under certain agreements with universities and consultants, the Company is obligated to make payments for sponsored research and consulting services. The Company's research funding commitments under these agreements totalled approximately $268,000 at December 31, 1997. Payments under these agreements are typically made on a quarterly or monthly basis. There can be no assurance that the Company's capital resources will be sufficient to enable the Company to conduct its research and development programs and the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, if any, the costs involved in filing and prosecuting patent applications and enforcing patent claims, competing technological and market developments, the establishment of additional strategic alliances, the cost of manufacturing facilities and of commercialization activities and arrangements, and the cost of product in-licensing and any possible acquisitions. There can be no assurance that the Company's cash, cash equivalents and marketable securities and interest income earned thereon, together with funding that may be received under the Company's strategic alliances, will be adequate to satisfy its capital and operating requirements.

     The Company intends to seek additional funding through strategic alliances, and may seek additional funding through public or private sales of the Company's securities, including equity securities. In addition, the Company has obtained equipment lease financing and other forms of debt financing and may continue to pursue opportunities to obtain additional lease or debt financing in the future. There can be no assurance, however, that additional equity or debt financing will be available on reasonable terms, if at all. Any additional equity financing would be dilutive to the Company's stockholders. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research and development programs and/or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates.

                                 Financial Statements

                                     Focal, Inc.

                     Years ended December 31, 1995, 1996 and 1997

                                      Focal, Inc.

                                 Financial Statements

                     Years ended December 31, 1995, 1996 and 1997




                                       Contents


Report of Independent Auditors . . . . . . . . . . . . . . . . 1

Audited Financial Statements

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . 2
Statements of Operations . . . . . . . . . . . . . . . . . . . 4
Statements of Stockholders' Equity . . . . . . . . . . . . . . 5
Statements of Cash Flows . . . . . . . . . . . . . . . . . . . 7
Notes to Financial Statements. . . . . . . . . . . . . . . . . 9

                           Report of Independent Auditors


The Board of Directors
   and Stockholders
Focal, Inc.

We have audited the accompanying balance sheets of Focal, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focal, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                /s/ ERNST & YOUNG LLP
                                ---------------------


Boston, Massachusetts
February 2, 1998

                                     Focal, Inc.

                                    Balance Sheets


                                                  December 31
                                              1996          1997
                                             ----------------------
Assets
Current assets:
     Cash and cash equivalents             $ 5,465,471    $ 26,810,777
     Marketable securities                   6,742,718       6,428,374
     Accrued interest receivable               158,435         201,225
     Contract revenues receivable                 -          2,046,641
     Inventories, net                             -            566,989
     Prepaid expenses and other assets         311,881         485,718
                                             -------------------------
 Total current assets                        12,678,505      36,539,724



Notes receivable from related parties          265,150         343,480





Property and equipment                       3,732,451       6,438,098
Less accumulated depreciation and
 amortization                                2,598,662       3,727,585
                                             -------------------------
Net property and equipment                   1,133,789       2,710,513




Other assets                                    12,049          12,696
                                             -------------------------
Total assets                               $14,089,493     $39,606,413
                                           ----------------------------
                                           ----------------------------

                                                        December 31
                                                    1996          1997
                                                 ---------------------------

Liabilities and stockholders' equity
Current liabilities:
     Accounts payable                            $   501,604    $  1,577,105
     Accrued liabilities                           1,864,990       2,454,702
     Deferred revenue                                655,333         750,000
     Current portion of capital lease
       obligations                                   653,932         890,451
                                                 ---------------------------
Total current liabilities                          3,675,859       5,672,258

Capital lease obligations                            314,607       1,421,983

Commitments and contingent liabilities

Stockholders' equity:
Preferred stock, $.01 par value; 5,000,000
     shares authorized; none issued and
     outstanding                                           -               -
Convertible preferred stock, issuable in
     series; $.01 par value; 31,681,540 shares
     authorized in 1996; 24,345,247 and no
     shares issued and outstanding at
     December 31, 1996 and 1997, respectively        243,452               -
Common stock, $.01 par value; 50,000,000
     shares authorized; 723,344, and 12,868,570
     shares issued and outstanding at
     December 31, 1996 and 1997, respectively          7,233         128,686
Additional paid-in capital                        56,303,958      80,777,780
Accumulated deficit                              (45,478,469)    (45,920,014)
Notes receivable from related parties                      -      (1,688,057)
Deferred compensation                               (934,104)       (768,865)
Unrealized loss on marketable securities                             (43,043)       (17,358)
                                                 ---------------------------
Total stockholders' equity                        10,099,027      32,512,172
                                                 ---------------------------
Total liabilities and stockholders'
  equity                                         $14,089,493     $39,606,413
                                                 ---------------------------
                                                 ---------------------------

See accompanying notes.

                                     Focal, Inc.

                               Statements of Operations




                                           Year ended December 31
                                      1995        1996         1997
                                   ------------------------------------------


Collaborative research revenue       $ 968,543   $ 3,098,289  $17,489,264

Operating expenses:
     Research and development        9,665,091    11,679,942   15,711,504
     General and administrative      2,098,138     2,174,911    3,058,424
                                   ------------------------------------------
Total operating expenses            11,763,229    13,854,853   18,769,928
                                   ------------------------------------------
Loss from operations               (10,794,686)  (10,756,564)  (1,280,664)

Other income (expense):
     Interest income                   442,505       690,745      968,141
     Interest expense                 (106,895)      (92,270)    (129,022)
                                  -------------------------------------------
                                       335,610       598,475      839,119
                                  -------------------------------------------
Net loss                          $(10,459,076) $(10,158,089) $  (441,545)
                                  -------------------------------------------
                                  -------------------------------------------

Pro forma basic and diluted
net loss per share (unaudited)                  $      (1.26) $     (0.04)
                                                ----------------------------
                                                ----------------------------
Shares used in computing pro
forma basic and diluted net
loss per share (unaudited)                         8,088,898   10,410,091
                                                 ---------------------------
                                                 ---------------------------


See accompanying notes.

                                      Focal, Inc.

                          Statements of Stockholders' Equity



                                   Convertible                                        Additional
                                Preferred Stock               Common Stock             Paid-in
                              Shares        Amount        Shares         Amount        Capital
                           ------------  ------------  -------------  ------------  -------------
Balances at
 December 31, 1994          13,023,095      $130,231        639,329        $6,394    $36,384,778

Issuance of Series E
 convertible preferred
 stock at $3.15 per
 share (net of issuance
 costs of $30,406)           1,537,951        15,379             --            --      4,798,761
Exercise of stock
 options                            --            --         25,175           251         32,143
Unrealized loss on
 marketable securities              --            --             --            --             --
Net loss                            --            --             --            --             --
                           ------------  ------------  -------------  ------------  -------------

Balances at
 December 31, 1995          14,561,046       145,610        664,504         6,645     41,215,682

Issuance of Series E
 convertible preferred
 stock at $1.74 per
 share (net of
 placement fees and
 issuance costs
 of $798,659)                9,784,201        97,842             --            --     13,959,510
Exercise of stock
 options                            --            --         58,840           588         54,129
Unrealized gain on
 marketable securities              --            --             --            --             --
Deferred compensation               --            --             --            --      1,074,637
Amortization of
 deferred compensation              --            --             --            --             --
Net loss                            --            --             --            --             --
                           ------------  ------------  -------------  ------------  -------------
Balances at
 December 31, 1996          24,345,247       243,452        723,344         7,233     56,303,958

                                                                              Unrealized
                                                 Notes                       Gain (Loss)
                                               Receivable                        on               Total
                               Accumulated    From Related    Deferred        Marketable       Stockholders'
                                 Deficit       Parties      Compensation      Securities          Equity
                               -----------    ------------  ------------      -----------      -------------
Balances at
 December 31, 1994             $(24,861,304)     $   --       $       --       $  (34,346)     $ 11,625,753
Issuance of Series E
 convertible preferred
 stock at $3.15 per
 share (net of issuance
 costs of $30,406)                       --          --               --               --         4,814,140
Exercise of stock
 options                                 --          --               --               --            32,394
Unrealized loss on
 marketable securities                   --          --               --          (18,054)          (18,054)
Net loss                        (10,459,076)         --               --               --       (10,459,076)
                               ------------   ------------   ------------      -----------      -------------
Balances at
 December 31, 1995              (35,320,380)         --               --          (52,400)        5,995,157
Issuance of Series E
convertible preferred
stock at $1.74 per
share (net of
placement fees and
issuance costs
of $798,659)                             --          --               --               --        14,057,352
Exercise of stock
 options                                 --          --               --               --            54,717
Unrealized gain on
 marketable securities                   --          --               --            9,357             9,357
Deferred compensation                    --          --        (1,074,637)             --                --
Amortization of
deferred compensation                    --          --           140,533              --           140,533
Net loss                        (10,158,089)         --                --              --       (10,158,089)
                               ------------   ------------   ------------      -----------      -------------
Balances at
 December 31, 1996              (45,478,469)         --          (934,104)        (43,043)       10,099,027


                                   Convertible                                        Additional
                                Preferred Stock               Common Stock             Paid-in
                              Shares        Amount        Shares         Amount        Capital
                           ------------  ------------  -------------  ------------  -------------
Exercise of Stock
 Options for notes
 receivable                         --            --     1,494,775        14,948       1,673,109
Net proceeds from
 initial public
 offering                           --            --     2,500,000        25,000      22,471,550
Conversion of preferred
 stock upon IPO            (24,345,247)     (243,452)    8,117,803        81,178         162,274
Exercise of stock
 options and warrants               --            --        32,648           327          13,849
Unrealized gain on
 marketable securities              --            --            --            --              --
Deferred compensation               --            --            --            --         153,040
Amortization of deffered
 compensation                       --            --            --            --              --
Net loss                            --            --            --            --              --
                          ------------   ------------  ------------   -----------    -----------
Balances at
 December 31, 1997                  --    $        --    12,868,570      $128,686     $80,777,780
                          ------------   ------------  ------------   -----------    -----------
                          ------------   ------------  ------------   -----------    -----------


                                                                              Unrealized
                                                 Notes                       Gain (Loss)
                                               Receivable                        on               Total
                               Accumulated    From Related    Deferred        Marketable       Stockholders'
                                 Deficit       Parties      Compensation      Securities          Equity
                             -------------    ------------  ------------      -----------       -------------
Exercise of Stock
 Options for notes
 receivable                            --       (1,688,057)            --            --                   --
Net proceeds from
 initial public
 offering                              --              --              --            --            22,496,550
Conversion of preferred
 stock upon IPO                        --              --              --            --                    --
Exercise of stock
 options and warrants                  --              --              --            --                14,176
Unrealized gain on
marketable securities                  --              --              --        25,685                25,685
Deferred compensation                  --              --        (153,040)           --                    --
Amortization of deffered
 compensation                          --              --         318,279            --               318,279
Net loss                         (441,545)             --             --             --              (441,545)
                             -------------    ------------  ------------      -----------       -------------
Balances at
December 31, 1997            $(45,920,014)    $(1,688,057)     $(768,865)       $(17,358)        $ 32,512,172
                             -------------    ------------  ------------      -----------       -------------
                             -------------    ------------  ------------      -----------       -------------

                                     Focal, Inc.

                               Statements of Cash Flows


                                                       Year ended December 31
                                           1995                1996                 1997
                                       ------------         ------------         -----------
Operating activities
Net loss                               $(10,459,076)        $(10,158,089)        $  (441,545)
Adjustments to reconcile
 net loss to net cash used
 in operating activities:
  Depreciation and amortization             872,842              969,868           1,128,923
  Amortization of deferred
   compensation                                --                140,533             318,279
Interest accrued on notes
   receivable                                (8,096)             (10,604)           (112,238)
Loss on sale of equipment,
   furniture and fixtures                      --                  3,647                --
Increase (decrease) in cash
  arising from changes of
  operating assets and
  liabilities:
  Accrued interest receivable               135,384             (110,006)            (42,790)
  Contract revenues receivable                 --                   --            (2,046,641)
  Inventories                                  --                   --              (566,989)
  Prepaid expenses and other
   assets                                    99,729              (58,146)           (173,837)
  Accounts payable                           73,343             (112,894)          1,075,501
  Accrued liabilities                        48,199              315,969             589,712
  Deferred revenue                             --                655,333              94,667
                                       ------------         ------------         -----------
Net cash used in operating
  activities                             (9,237,675)          (8,364,389)           (176,958)

Investing activities
Purchase of marketable
  securities                                   --            (12,760,761)         (9,589,782)
Sale of marketable securities             5,929,346            7,975,000           9,929,811
Issuance of notes receivable                (50,000)             (88,000)            (30,000)
Repayment of notes receivable                45,000                 --                63,908
Purchase of property and
 equipment                                 (280,426)            (388,683)         (2,326,008)
Proceeds from sale of
 property and equipment                        --                  2,150                --
Other assets                                (42,284)             565,666                (647)
                                       ------------         ------------         -----------
Net cash provided by
 (used in) investing activities           5,601,636           (4,694,628)         (1,952,718)


                                                       Year ended December 31
                                           1995                1996                 1997
                                       ------------         ------------         -----------
Financing activities
Proceeds from issuance
 of common stock, net of
 repurchases                              32,394               54,717           22,510,726
Proceeds from lease financing            312,426              372,356            2,029,382
Principal payments on capital
 lease obligations                      (867,595)            (960,243)          (1,065,126)
Proceeds from the issuance
 of convertible preferred
 stock, net of issuance costs          4,464,140           14,057,352                 --
Proceeds from notes payable
 and advances                            350,000                 --                   --
                                       ------------         ------------         -----------
Net cash provided by
 financing activities                  4,291,365           13,524,182           23,474,982
                                       ------------         ------------         -----------
Net increase in cash and
 cash equivalents                        655,326              465,165           21,345,306
Cash and cash equivalents
  at beginning of the year             4,344,980            5,000,306            5,465,471
                                       ------------         ------------         -----------
Cash and cash equivalents
  at end of the year                 $ 5,000,306         $  5,465,471         $ 26,810,777
                                       ------------         ------------         -----------
                                       ------------         ------------         -----------
Supplemental disclosure
  of cash flow information:
Property acquired under
  capital lease obligations          $    39,165         $    408,943         $    379,639
                                       ------------         ------------         -----------
                                       ------------         ------------         -----------
Interest paid                        $   106,895         $     92,270         $    129,022
                                       ------------         ------------         -----------
                                       ------------         ------------         -----------


See accompanying notes.

                                     Focal, Inc.

                            Notes to Financial Statements

                                  December 31, 1997




1.  Summary of Significant Accounting Policies

Organization and Business

Focal, Inc. (the Company) develops, manufactures and commercializes synthetic, absorbable, liquid surgical sealants based on the Company's proprietary polymer technology. The Company's family of FocalSeal surgical sealant products is currently being developed for use inside the body with or without sutures and staples to seal leaks resulting from lung surgery, neurosurgery, cardiovascular surgery and gastrointestinal surgery.

Reverse Stock Split

On October 16, 1997, the Board of Directors approved a 1 for 3.25 reverse stock split of common shares, effected in the form of a reverse stock dividend which became effective on December 11, 1997. All common share and per common share amounts included in the accompanying financial statements and notes thereto have been retroactively restated to give effect to a 1 for 3.25 reverse stock split.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents include funds held in investments with original maturities of three months or less. Marketable securities consist of investments in agencies of the U.S. government, investment grade corporate notes and other investments with original maturities of greater than three months.

                                     Focal, Inc.

1.  Summary of Significant Accounting Policies (continued)

The Company determines the appropriate classification of cash equivalents and marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified such holdings as available-for-sale securities, which are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity.

Concentration of Credit Risk

The Company invests its cash equivalents and marketable securities with institutions that have strong credit ratings. The Company has developed guidelines relative to investment risk and liquidity.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. At December 31, 1997, inventories consist of purchased materials.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 3-5 years. Property and equipment under capital leases are amortized using the straight-line method over the lease term, typically 3-4 years.

Collaborative Research Revenue

Revenues from collaborative research agreements are recognized as earned upon the incurrence of reimbursable expenses or the achievement of certain milestones. Payments received in advance of research performed are designated as deferred revenue. Milestones achieved but not yet reimbursed are designated as contract revenues receivable.

                                     Focal, Inc.

1.  Summary of Significant Accounting Policies (continued)

Research and Development Costs and Patent Costs

All research and development costs, including the cost of acquiring patents and licensing fees paid in connection with university technology licensing agreements, are expensed as incurred.

Stock Based Compensation

The Company accounts for its stock based compensation arrangements under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," rather than the alternative fair value accounting method provided for under FAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, when the exercise price of options granted to employees and non-employee directors under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities as well as net operating loss carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Unaudited Pro Forma Net Loss Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Pursuant to the previous requirements of the Securities and Exchange Commission (SEC), common shares and common share equivalents issued by the Company during the twelve-month period prior to the initial public offering of

                                     Focal, Inc.

the Company's common stock had been included in the calculations as if they were outstanding for all periods prior to the offering in October 1997 whether or not they were anti-dilutive. In February 1998 the SEC issued Staff Accounting Bulletin 98 which, among other things, conformed prior SEC requirements to Statement 128 and eliminated inclusion of such shares in the computation of earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 and SEC requirements.

Pro forma net loss per share for 1997 and 1996 is computed using the weighted average number of outstanding common shares and convertible preferred shares, assuming conversion at date of issuance. Historical earnings per share have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the initial public offering.

Impact of Recently Issued Accounting Standards

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components. Statement No. 131 establishes standards for the way that public companies report information about operating segments in financial statements. This Statement supersedes Statement No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirements to report information about major customers. Statements 130 and 131 are effective for the Company in fiscal 1998. The Company does not believe that the adoption of these Statements will have a material effect on the Company's financial statements.

                                     Focal, Inc.

2.  Marketable Securities

Available-for-sale marketable securities consisted of the following:

                                           December 31, 1996
                             --------------------------------------------------
                                 Gross      Gross
                             Unrealized   Unrealized   Estimated
                                 Cost       Gains        Losses      Fair Value
                             --------------------------------------------------
U.S. government securities
 due within one year          $2,000,000   $9,100      $(50,900)     $1,958,200
Corporate notes due
  within one year              4,785,761      -          (1,243)      4,784,518
                             --------------------------------------------------
Total debt securities
 included in marketable
 securities                   $6,785,761   $9,100      $(52,143)     $6,742,718
                             --------------------------------------------------
                             --------------------------------------------------


                                             December 31, 1997
                             --------------------------------------------------
                                 Gross      Gross
                             Unrealized   Unrealized   Estimated
                                 Cost       Gains        Losses      Fair Value
                             --------------------------------------------------
U.S. government securities
 due within one year          $2,000,000   $4,200     $(19,300)     $1,984,900
Corporate notes due
  within one year              4,445,732      -         (2,258)      4,443,474
                             --------------------------------------------------
Total debt securities
 included in marketable
 securities                   $6,445,732   $4,200      $(21,558)     $6,428,374
                             --------------------------------------------------
                             --------------------------------------------------

Amortized cost basis was used in computing the cost of marketable securities sold.

                                     Focal, Inc.

3.  Property and Equipment

Property and equipment consist of the following at December 31:

                                     1996           1997
                                ---------------------------
Leasehold improvements            $     6,655   $ 1,094,980
Laboratory equipment                2,682,151     3,905,092
Office equipment, computers
 and software                         635,013       867,667
Furniture and fixtures                408,632       570,359
                                ---------------------------
                                 $  3,732,451   $ 6,438,098
                                ---------------------------
                                ---------------------------

4.  Accrued Liabilities

Accrued liabilities consist of the following at December 31:

                                   1996            1997
                                 ---------------------------
Accrued university research
 funding and outside scientific
 services                        $   840,142    $   950,107
Accrued payroll-related
 expenses                            283,747        453,481
Accrued professional fees            183,488        349,988
Accrued other                        557,613        701,126
                                 ---------------------------
                                 $ 1,864,990    $ 2,454,702
                                 ---------------------------
                                 ---------------------------

                                     Focal, Inc.

5.  Stockholders' Equity

Preferred Stock

The following table summarizes share information with respect to all series of convertible preferred stock outstanding as of December 31, 1996:

                       Preferred Shares
                   ---------------------------
                                                 Conversion    Number of
                                                Factor into   Common Shares
                                   Issued and     Common         after
                    Authorized     Outstanding    Shares      Conversion
                    ---------------------------------------------------------
     Series A        1,000,000     1,000,000      .3077            307,700
     Series B          666,667       666,667      .3077            205,133
     Series C        4,261,467     4,220,183      .3321          1,401,522
     Series D        7,553,406     7,136,245      .3811          2,719,622
     Series E       18,200,000    11,322,152      .3077          3,483,826
                    ------------------------                  ---------------
                    31,681,540    24,345,247                     8,117,803
                    ------------------------                  ---------------
                    ------------------------                  ---------------

The preferred stock automatically converted into 8,117,803 shares of common stock upon the completion of the initial public offering of the Company's common stock on December 11, 1997.

On October 16, 1997, the Board of Directors approved the authorization of an additional 5,000,000 shares of preferred stock, $.01 par value, issuable in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

On October 16, 1997, the Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") designed to protect shareholders from unsolicited attempts to acquire the Company on terms that do not maximize stockholder value. In connection with the Rights Plan, the Board of Directors will designate a certain number of shares of the Company's preferred stock as Series A Participating Preferred Stock. Under the Rights Plan, a right to purchase one one-thousandth

                                     Focal, Inc.

5.  Stockholders' Equity (continued)

of one share of the Series A Preferred Stock (the "Rights") will be distributed as a dividend for each share of common stock. The terms of the Rights Plan provide that the Rights will become exercisable upon the earlier of the tenth day after any person or group acquires 15% or more of the Company's outstanding common stock or the tenth business day after any person or group commences a tender or exchange offer which would, if completed, result in the offer or owning 15% or more of the Company's outstanding common stock. The Rights may generally be redeemed by action of the Board of Directors at $.001 per Right at any time prior to the tenth day following the public announcement that any person or group has acquired 15% or more of the outstanding common stock of the Company. The Rights expire on January 28, 2007. The Rights have certain anti-takeover effects in that they would cause substantial dilution to the party attempting to acquire the Company.

In certain circumstances, the Rights allow the Company's stockholders to purchase the number of shares of the Company's common stock having a market value at the time of the transaction equal to twice the exercise price of the Rights, or in certain circumstances, the stockholders would be able to acquire that number of shares of the acquirer's common stock having a market value, at the time of the transaction, equal to twice the exercise price of the Rights. The Company will continue to issue Rights with future issuances of common stock.

Warrants

Prior to the initial public offering, the Company granted warrants to secure lease financing, to raise capital, to obtain letters of credit and as a form of compensation to various consultants. At December 31, 1997, the Company has common stock warrants outstanding covering 179,596 shares at exercise prices ranging from $5.66 to $13.83 per share expiring at various dates through February 2006.

                                     Focal, Inc.

5.  Stockholders' Equity (continued)

During 1996, the Company granted warrants for the purchase of 19,496 shares of common stock in connection with the sale of Series E convertible preferred stock. These warrants were exercised as of the effective date of the Company's initial public offering in December 1997 through a cashless exercise which resulted in the issuance of 17,136 shares of common stock.

Stock Options

The 1992 Incentive Stock Plan ("the 1992 Plan") authorizes the grant of incentive stock options and nonqualified stock options to employees and nonqualified stock options to consultants. A total of 2,600,000 shares have been reserved for issuance under the 1992 Plan. The exercise price of incentive stock options granted under the 1992 Plan may not be less than 100% of the fair market value of the common stock as of the grant date, as determined by the Board of Directors. The exercise price of nonqualified stock options may not be less than 85% of the fair market value of the common stock as of the grant date. Options issued under the 1992 Plan generally have a four year vesting period, unless otherwise determined by the Board of Directors. The term of stock options granted under the 1992 Plan may not exceed ten years. Subject to the approval of the Board of Directors, the Plan allows option holders the right to immediately exercise outstanding options (both vested and unvested), with the subsequent share issuances being subject to a repurchase option by the Company under certain conditions according to the original vesting schedule and exercise price.

For certain options granted, the Company recognizes as compensation expense the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. In connection with these grants, $1,074,637 and $153,040 of deferred compensation was recorded in the years ended December 31, 1996 and 1997, respectively. This compensation expense is being amortized over the vesting period of each option.

In 1995, the Board approved the cancellation of 157,129 options with exercise prices ranging from $2.44 - $3.25 per common share and the issuance of 157,129 new options at $1.20 per common share.

                                     Focal, Inc.

5.  Stockholders' Equity (continued)

In January 1997, the Board of Directors approved a program under which directors, executive officers and certain other key employees were permitted to exercise options to purchase 1,494,775 common shares in exchange for four-year notes with an interest rate of 6% per annum as permitted by the 1992 Plan. The notes are full recourse and principal and accrued interest are payable upon the maturity of the note. Under certain conditions, the shares are subject to a repurchase option by the Company according to the original vesting schedule. At December 31, 1997, a total of 787,192 shares issued under the 1992 Plan are subject to the Company's repurchase option and $1,688,057 of notes receivable are outstanding and included in the stockholders' equity section of the accompanying financial statements.

On October 16, 1997, the Board of Directors adopted the 1997 Employee Stock Purchase Plan (Purchase Plan) and reserved 200,000 shares of common stock for issuance thereunder. Under the Purchase Plan eligible employees may purchase common shares at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning of a two year offering period or the end of each six month purchase period included in such offering period. Participation in the offering period is limited to 15% of the employee's compensation or $25,000 in any calendar year. The first offering period commenced in January 1998 and the Purchase Plan will terminate in 2007.

On October 16, 1997, the Board of Directors adopted the 1997 Non-Employee Director Option Plan (the "Director Plan") and reserved 150,000 shares of common stock for issuance thereunder. Effective with the 1998 annual meeting of stockholders and annually thereafter, each nonemployee director will automatically be granted a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of each of these options will be equal to the fair market value of the common stock on the date of grant. Each option granted under the Director Plan will vest on a cumulative monthly basis over a four-year period. The Director Plan will terminate in September 2007, unless terminated earlier in accordance with the provisions of the Director Plan.

                                     Focal, Inc.

The following table presents the activity of the 1992 Plan for the years ended December 31, 1995, 1996 and 1997:

                                            1995                            1996                             1997
                              ------------------------------  --------------------------------  -----------------------------------

                                           Weighted Average                   Weighted Average                     Weighted Average
                                 Options    Exercise Price       Options       Exercise Price        Options        Exercise Price
                              ------------ -----------------  --------------  ----------------  -----------------  ----------------
Outstanding at
  beginning of year...........     544,787         $1.37            557,894           $.94            1,712,650             $1.14
Granted.......................     239,692          1.63          1,275,691           1.20              313,058              6.40
Exercised.....................     (25,176)         1.30            (58,840)           .85           (1,510,287)             1.13
Canceled......................    (201,409)         2.63            (62,095)          1.17              (18,154)             2.01
                                ------------ -----------------  --------------  ----------------  -----------------  ------------
Outstanding at end
  of year.....................     557,894          $.94          1,712,650          $1.14              497,267             $4.42
                                ------------ -----------------  --------------  ----------------  -----------------  ------------
                                ------------ -----------------  --------------  ----------------  -----------------  ------------
Options exercisable
  at end of year..............     272,979          $.88            537,121          $1.01              184,052             $2.74
                                ------------ -----------------  --------------  ----------------  -----------------  ------------
                                ------------ -----------------  --------------  ----------------  -----------------  ------------
Weighted average fair value per share
  of options granted during the year.......         $.62                              $.46                                  $3.69
                                             -----------------                  ----------------                     ------------
                                             -----------------                  ----------------                     ------------

The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1997:


                              Options Outstanding                 Options Exercisable
                    ---------------------------------------  ----------------------------
                                     Weighted
                                      Average     Weighted                    Weighted
                                     Remaining     Average                    Average
    Range of           Number       Contractual   Exercise      Number        Exercise
Exercise Prices      Outstanding    Life (Yrs.)    Price      Exercisable      Price
---------------     ------------   ------------  ----------  ------------    ------------

    $0.72              24,153           5.4       $ 0.72        24,153         $0.72
     1.20             180,672           7.8         1.20       107,416          1.20
  4.06-5.69            86,353           9.5         4.66        13,506          4.45
     7.64             205,689           9.8         7.64        38,977          7.64
    10.19                 400           9.8        10.19             -             -
                    ------------                             ------------
                      497,267                                  184,052
                    ------------                             ------------
                    ------------                             ------------

                                      19

                                     Focal, Inc.

5.  Stockholders' Equity (continued)

FAS 123 Disclosures

The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("FAS 123"). If the compensation cost for the option plans had been determined based on the fair value at the grant date for grants in 1995, 1996 and 1997, consistent with the provisions of FAS 123, the pro forma net loss and net loss per share for 1995, 1996 and 1997, would be as follows:


                                1995                          1996                       1997
                    ---------------------------    --------------------------   -----------------------
                      As Reported   Pro Forma       As Reported    Pro Forma    As Reported  Pro Forma
                    ---------------------------    --------------------------   -----------------------
Net loss.........   $(10,459,076)  $(10,487,061)   $(10,158,089) $(10,287,235)  $(441,545)   $(791,745)
Net loss per
  share..........                                     $(1.26)        $(1.27)      $(.04)        $(.08)

The fair value of options and warrants issued at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

                                       Options Granted
                               1995       1996           1997
                               ----       ----           ----
Expected life (years)          5.0        5.0             5.0
Interest rate                  6.6        6.6             6.0
Volatility                     30%        30%             60%

The Company has never declared nor paid dividends on any of its capital stock and does not expect to do so in the foreseeable future.

                                     Focal, Inc.

5.  Stockholders' Equity (continued)

The effects on 1995, 1996 and 1997 pro forma net loss and net loss per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reporting the results of operations for future years as the periods presented include only one, two and three years, respectively, of option grants under the Company's plans.

Common Stock Reserved for Issuance

At December 31, 1997, the Company has reserved 1,533,967 shares of common stock for issuance upon the exercise of all outstanding warrants and shares authorized under the 1992 Plan, Purchase Plan and the Director Plan.

6.  Commitments

The Company has a ten-year lease agreement expiring in 2004 for its principal facility. In connection with this lease, the lessor funded approximately $4,367,000 of leasehold improvements which are reimbursed as part of the minimum lease payments. The Company has certain options to purchase the building and the leasehold improvements.

As of December 31, 1996, the Company was required to provide a $1.2 million letter of credit collateralizing these leasehold improvements. In addition, the Company was required to comply with certain financial covenants. Effective September 1997, the letter of credit requirement under the Company's facility operating lease was terminated.

The Company leases the majority of its equipment, furniture and fixtures under capital leases. Included in property and equipment at December 31, 1996 and 1997, respectively, were assets with a cost basis of $3,492,118 and $6,057,532 acquired under capital leases. Accumulated amortization as of December 31, 1996 and 1997, respectively, related to these assets was $2,485,480 and $3,599,571.

                                     Focal, Inc.

6.  Commitments (continued)

As of December 31, 1997, the Company's future minimum lease payments under capital and operating leases are as follows:


                                                  Building
                                  Capital         Operating
                                  Leases            Lease
                                -----------      -----------
1998..........................  $1,048,684       $1,095,809
1999..........................     834,410        1,109,337
2000..........................     546,852        1,109,337
2001..........................     187,367        1,109,337
2002..........................        -           1,109,337
Thereafter....................        -           1,975,161
                                ----------       -----------
Total minimum lease payments..   2,617,313       $7,508,318
                                                 -----------
                                                 -----------
Less interest.................     304,879
                                ----------
Present value of minimum
  lease payments..............   2,312,434

Less capital lease obligations
 due within one year..........     890,451
                                 ----------
Capital lease obligations
 long-term portion............  $1,421,983
                                ------------
                                ------------


Total rent expense was $1,023,770, $1,078,803 and $1,090,332 in 1995, 1996, and
1997, respectively.

Effective April 1997, the Company received commitments totaling $2.5 million from a leasing company for the financing of equipment and leasehold improvements. Under this agreement, the term for financing equipment purchases and leasehold improvements is 48 months and 36 months, respectively. The interest rate is established as of the commencement date for each new drawdown, based on a treasury security index, and is fixed for the term of the financing. There is a fixed percentage buy-out provision at the end of the lease period. The lease financings are collateralized by the equipment and leasehold improvements being financed. As of December 31, 1997, there were $2,029,382 in outstanding borrowings under this financing arrangement. There are no financial covenants in connection with this lease financing.

                                     Focal, Inc.

6.  Commitments (continued)

Effective January 1998, the Company received another commitment totaling $1.5 million from a leasing company for the financing of equipment and leasehold improvements.

7.  Research and Development and Licensing Agreements

In January 1997, the Company entered into a distribution and licensing agreement with the Ethicon, Inc. division of Johnson & Johnson ("Ethicon") for the research, development and commercialization of the Company's surgical sealant products. Ethicon received marketing rights to all territories outside North America in exchange for (a) a one-time, nonrefundable payment to the Company for past research and development expenditures; (b) fixed quarterly funding for two years to be applied toward future research and development costs; (c) funding of certain additional research and development expenses; (d) payments upon achievement of specific milestones; and (e) specified percentages of product sales, if any, representing a combined royalty and product cost payment. The Company retained worldwide manufacturing rights and North American marketing rights. The term of the Ethicon Agreement extends until January 2007, subject to one year extensions at Ethicon's discretion. In addition, Ethicon may terminate the agreement at any time after January 2000 upon 12 months' prior written notice with or without cause.

In April 1996, the Company entered into a collaboration and license agreement with Novartis and Chiron for the research, development and commercialization of products for the treatment and prevention of restenosis and received a one-time, nonrefundable payment at that time. The terms of this agreement provide for quarterly research and development funding from Novartis and Chiron on the basis of full-time equivalent personnel engaged on the project. This agreement allows for certain preclinical and commercial milestone payments of which $500,000 was received in 1997, and a combined royalty and product cost payment on sales once a product has been commercialized. Novartis and Chiron received exclusive worldwide marketing rights for the products developed under the agreement and the Company retained worldwide manufacturing rights. Novartis terminated the research collaboration with the Company in January 1998, with funding committed through March 1998.

                                     Focal, Inc.

7.  Research and Development and Licensing Agreements (continued)

The Company has collaborative research agreements and technology licensing agreements with certain universities. The Company has worldwide exclusive licenses to the technologies developed under these agreements, in exchange for funding certain research and payment of licensing fees and royalties on applicable product sales. Research and development expense and licensing fees incurred under these agreements during the years ended December 31, 1995, 1996, and 1997, totaled $295,000, $156,000, and $144,000, respectively. In connection with these agreements, the Company has research funding commitments totaling approximately $268,000 at December 31, 1997.

8.  Income Taxes

Due to net losses incurred by the Company in each year since its inception, no provision for income taxes has been recorded. At December 31, 1997, the Company had tax net operating loss carryforwards of approximately $43 million and federal and state research and development tax credit carryforwards of approximately $2.3 million which expire at various times through 2011.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

                                                                1996          1997
                                                           ------------    ------------
Deferred tax assets:
  Net operating losses....................                 $ 17,528,000    $  17,327,000
  Research and development tax credits....                    1,567,000        2,363,000
  Other...................................                      545,000          735,000
                                                           ------------     ------------
                                                             19,640,000       20,425,000
  Valuation allowance.....................                  (19,640,000)     (20,425,000)
                                                           ------------     ------------
Net deferred tax assets...................                 $      -         $       -
                                                           ------------     ------------
                                                           ------------     ------------

For financial reporting purposes, a valuation allowance has been provided since realization of such deferred tax assets is uncertain at this time. The valuation allowance increased by $785,000 during 1997, due primarily to the increase in tax credits offset by the utilization of net operating loss carryforwards. The future utilization of the net operating loss carryforwards may be subject to limitations under the change in stock ownership provisions of the Internal Revenue Code.

                                     Focal, Inc.

9.  Related Party Transactions

A total of $68,800 was paid to the spouse of a member of the Company's Board of Directors for certain recruiting services performed in 1995.

In connection with an employment agreement, interest-bearing loans aggregating $120,000 have been made to an officer of the Company. Principal and accrued interest are payable in full if the aggregate fair value of the common stock owned by the officer exceeds a certain threshold. Other officer and nonofficer employee notes receivable, certain of which notes contain similar repayment terms as those described above, are outstanding and included in notes receivable from related parties in the accompanying financial statements.

Certain participants in the Company's preferred stock financing transactions include venture capital funds affiliated with members of the Company's board of directors.

10.  Subsequent Events

Effective January 1998, the underwriters exercised the overallotment option on 375,000 shares of common stock granted to them in connection with the Company's initial public offering of common stock. The Company received net proceeds of $3,487,500 from the issuance of these shares.