Form 10-K405, Exhibit 13
period 1998-12-31
FOCAL INC
filed 1999-03-31
CIK 911684

                                                                      Exhibit 13


Contents
   9 -- Contents

  10 -- Selected Financial Data

  11 -- Management's Discussion & Analysis

  15 -- Balance Sheets

  16 -- Statements of Stockholders' Equity

  18 -- Statements of Operations

  19 -- Statements of Cash Flows

  20 -- Notes to Financial Statements

  28 -- Report of Independent Auditors

 IBC -- Corporate Directory

Focal, Inc. 1998 Annual Report

Selected Financial Data
(In thousands, except per share data)

                                                                            Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                1994             1995              1996              1997             1998
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Collaborative research revenues             $      50        $     968      $      3,098          $  17,489          $  5,114
  Product revenues                                   --               --                --                 --             3,071
                                              ---------        ---------      ------------          ---------          ----------
Total revenues                                       50              968             3,098             17,489             8,185
Costs and expenses:
  Cost of product revenues                           --               --                --                 --             3,740
  Research and development                       11,890            9,665            11,680             15,712            15,590
  General and administrative                      2,034            2,098             2,175              3,058             3,815
                                              ---------        ---------      ------------          ---------          ----------
Total costs and expenses                         13,924           11,763            13,855             18,770            23,145
Interest income                                     668              443               691                968             1,765
Interest expense                                    (79)            (107)              (92)              (129)             (212)
                                              ---------        ---------      ------------          ---------          ----------
Net loss                                      $ (13,285)       $ (10,459)     $    (10,158)         $    (442)         $(13,407)
                                              ---------        ---------      ------------          ---------          ----------
Basic and diluted
  net loss per share (1)                                                      $      (1.26)         $   (0.04)      $     (1.01)
                                                                              ------------          ---------          ----------
Shares used in computing basic and
  diluted net loss per share                                                     8,088,898         10,410,091        13,291,182
                                                                              ------------          ---------          ----------


                                                                            Year ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                                1994             1995              1996              1997             1998
-------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash, cash equivalents and
  marketable securities                       $  12,240       $    6,948      $     12,208      $      33,239    $       25,346
Working capital                                  10,159            4,401             9,003             30,867            22,188
Total assets                                     15,331            9,306            14,089             39,606            30,461
Capital lease obligations, long-term portion        934              462               315              1,422             1,391
Total stockholders' equity                       11,626            5,995            10,099             32,512            23,776



(1) PRO FORMA IN 1997 AND 1996.
SEE NOTE 1 TO THE FINANCIAL STATEMENTS.
Management's Discussion

The following discussion should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Annual Report on Form 10-K.

     This Management's Discussion and Analysis contains certain forward looking statements regarding future events with respect to Focal. Actual events and/or future results of operations may differ materially as a result of the factors described herein and in Focal's Report on Form 10-K for the year ended December 31, 1998, into which this Management's Discussion and Analysis is incorporated by reference. Those factors described under "Business--Product and Product Development Programs," "--Strategic Alliances," "--Patents and Proprietary Rights," "--Government Regulation," "--Competition and Technological Change," "--Sales and Marketing," "--Manufacturing," "--Competition and Technological Change," "--Third Party Reimbursement" and "Factors Affecting Operating Results" in the Report on Form 10-K should be read in conjunction with this Management's Discussion and Analysis.


OVERVIEW
Focal was founded in 1991, and is focused on the development, manufacture and commercialization of synthetic, absorbable, liquid surgical sealants based on Focal's proprietary polymer technology. Since inception, Focal has funded its operations primarily through the private placement of equity securities and most recently, in December 1997, through an initial public offering of common stock. In addition, Focal has entered into strategic alliances with corporate partners and has recorded revenues totalling $27 million through December 31, 1998, in connection with these alliances.

     Focal has incurred net losses in each year since its inception, including net losses of approximately $13.4 million during 1998. At December 31, 1998, Focal had an accumulated deficit of $59.3 million. Focal's operating losses have resulted primarily from expenses incurred in connection with its research and development activities, including preclinical and clinical trials, development of manufacturing processes and general and administrative expenses. Focal expects to incur net losses at least through 1999 and may incur net losses in subsequent periods although the amount of future net losses and the time required by Focal to reach profitability are highly uncertain. Focal is dependent upon corporate partners for funding of a significant portion of research and development expenses. If Focal does not continue to receive funding from its current corporate partner, or is unable to otherwise obtain third-party funding, net losses will continue to increase. The Company's ability to achieve and sustain profitability will be dependent upon obtaining regulatory approval for and successfully commercializing its FocalSeal surgical sealants, and developing the manufacturing capacity and sales and marketing capability for its products. There can be no assurance that Focal will obtain required regulatory approvals, or successfully develop, manufacture, commercialize and market products or that Focal will ever achieve profitability.

     Focal introduced its first commercial product, FocalSeal-L surgical sealant for lung surgery indications, in Europe in March 1998 through its strategic marketing alliance with Ethicon Inc., a division of Johnson & Johnson. Focal recorded its initial revenues from the sale of products in the first quarter of 1998. Focal anticipates that revenues derived from European sales of FocalSeal surgical sealants will account for a substantial majority of the Company's near-term product revenues.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED
DECEMBER 31, 1997
Revenues for the year ended December 31, 1998 were $8.2 million compared with $17.5 million for the year ended December 31, 1997. Revenues in 1998 included $3.1 million in product revenues and $5.1 million in collaborative research revenues. Revenues in 1997 of $17.5 million consisted exclusively of collaborative research revenues.

     Higher collaborative revenues were realized in 1997 than in 1998 in connection with Focal's strategic alliance with Ethicon, including a one-time, non-refundable payment of $7.0 million, as well as funding of $5.0 million for research and development activities and a milestone payment of $2.0 million for obtaining a CE mark for FocalSeal-L sealant for lung surgery. In addition, during 1997, Focal recorded $3.4 million in revenues from its local drug delivery partnership with Novartis. This alliance was terminated in early 1998.

     During 1998, Focal recorded $3.0 million in collaborative research revenues from Ethicon for the development of its lung surgery and neurosurgery sealant products and $1.5 million for the development of its cardiovascular sealant product. In addition, $0.6 million in collaborative research revenues were realized from other sources, including a grant from the National Institutes of Health.

     Product revenues of $3.1 million realized in 1998 represented Focal's shipments of AdvaSeal surgical sealant products to Ethicon for its distribution in Europe and other markets outside North America. Focal realizes a combined royalty and transfer price as a percentage of Ethicon

     Cost of product revenues for the year ended December 31, 1998 totalled $3.7 million. These costs were recorded in connection with commercial sales of AdvaSeal surgical sealant product to Ethicon. Gross margins were negative due to the startup phase of Focal's manufacturing operations and the resulting lack of economies of scale and certain fixed overhead costs being amortized over the limited volume

MANAGEMENT'S DISCUSSION (CONT'D) SALES.



experienced in the year of launch. Additionally, costs of approximately $150,000 were incurred relating to a voluntary product recall announced in August 1998.

     Research and development expenses were $15.6 million for the year ended December 31, 1998, compared with $15.7 million for the year ended December 31, 1997. Staffing levels in the research and development group were at approximately the same levels in 1997 and 1998. Clinical and regulatory expenses increased in 1998 due to clinical trials ongoing in both Europe and the United States. Manufacturing scale-up costs decreased in 1998 from 1997 levels. During 1997, manufacturing scale-up costs were charged to research and development, since the lung sealant product CE mark approval had not yet been received. During 1998, the majority of manufacturing scale-up costs were capitalized as inventory, and charged to cost of sales upon product shipment.

     General and administrative expenses increased to $3.8 million for the year ended December 31, 1998 from $3.1 million for the year ended December 31, 1997. General and administrative expenses during these years consisted primarily of personnel costs, which increased due to the hiring of additional administrative and finance personnel. In addition, in 1998, certain general and administrative expenses, including public and investor relations, insurance and legal expenses, increased as a result of Focal's transition to a publicly traded company.

     Interest income increased to $1.8 million for the year ended December 31, 1998, from $1.0 million for the year ended December 31, 1997, as a result of higher average cash balances, including the proceeds from the initial public offering.

     The Company recorded a net loss of approximately $13.4 million for the year ended December 31, 1998, compared with a net loss of $0.4 million for the same period in 1997. This increased net loss was primarily the result of receipt of a one-time payment of $7.0 million in 1997 and higher collaborative research and development funding in 1997. The Company anticipates that it will incur net operating losses at least through 1999.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996
Revenues for the year ended December 31, 1997 increased to $17.5 million, from $3.1 million for the year ended December 31, 1996, due to higher collaborative research and development funding, which comprised all of the Company's revenues during both years. The increase in 1997 was due primarily to a strategic alliance for surgical sealants entered into with Ethicon in January 1997. Revenues recorded in connection with this strategic alliance for the year ended December 31, 1997 included a one-time, non-refundable payment of $7.0 million, as well as funding of $5 million during 1998 for research and development activities and a milestone payment of $2.0 million for obtaining a CE mark for FocalSeal-L for lung surgery.

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

     Interest income increased to $1.0 million for the year ended December 31, 1997, from $.7 million for the year ended December 31, 1996, as a result of higher average cash balances.

     The Company recorded a net loss of approximately $442,000 for the year ended December 31, 1997. The Company's modest net loss was primarily the result of receipt of a one-time payment of $7.0 million and collaborative research and development funding by Ethicon.


YEAR 2000 DISCLOSURE
The Company is preparing for the impact of the arrival of the Year 2000 on its business, as well as on the businesses of its customers, suppliers and business partner. The "Year 2000 Issue" is a term used to describe the problems created by systems that are unable to accurately interpret dates after December 31, 1999. These problems are derived predominantly from the fact that many software programs have historically categorized the "year" in a two-digit format. The Year 2000 Issue creates potential risks for the Company, including potential problems in the Company's products as well as in the Information Technology ("IT") and non-IT systems that the Company uses in its business operations. The Company may also be exposed to risks from third parties with whom the Company interacts who fail to adequately address their own Year 2000 Issues.

     The Company's plan for IT systems consists of four phases: (1) inventory-identifying all IT systems; (2) assessment --identifying IT systems that use date functions and assessing them for Year 2000 functionality; (3) remediation--reprogramming, or replacing where necessary, inventoried items to ensure they are Year 2000 ready; and (4) testing and certification--testing the code modifications and new inventory with other associated systems, including extensive date testing and performing quality assurance testing to ensure successful operation in the post-1999 environment.

     The Company completed the inventory and assessment phases for substantially all of its IT systems by year-end 1998. The Company's IT systems are currently in the remediation and testing and certification phases. The Company plans to complete the remediation of substantially all of its IT systems by June 30, 1999, and the testing and certification of all of its IT systems by September 30, 1999.

     The Company also faces the risk that one or more of its critical suppliers or customers ("external relationships") will not be able to interact with the Company due to the third party's inability to resolve its own Year 2000 issues, including those associated with its own external relationships.

     The Company has initiated a formal process designed to determine the overall Year 2000 readiness of its external relationships. In the case of important suppliers, the Company is engaged in discussions with those suppliers and is attempting to obtain detailed information as to those parties' Year 2000 plans and state of readiness. Although the Company is not aware of any problems that would materially impact results of operations, liquidity or capital resources, the Company does not have sufficient means to determine whether its external relationships will be Year 2000 ready. The inability of those parties to complete their Year 2000 remediation could have a material adverse effect on Focal.

     Total Year 2000 project costs are currently estimated to be $300,000 to $400,000 in 1999. A large majority of these costs are expected to be incremental expenses that will not recur in the Year 2000 or thereafter. The Company's current estimates primarily reflect increased remediation and testing efforts, increased use of outside resources, and certain software and hardware expenditures related to remediation. Focal is currently evaluating fully integrated enterprise resource planning systems ("ERP system") and expects to install such an ERP system during 1999. A key requirement of an ERP system will be Year 2000 compliance. Also, affecting the cost estimates are expenses related to upgrading much of the Company's Analytical Chemistry equipment to full Year 2000 compliance. During 1998, the Company upgraded many of the personal computers and software used by employees, and the Company now believes that the majority of the computers currently in use are Year 2000 ready. The costs incurred in 1998 relating to this upgrade of personal computers and software was approximately $200,000.

     Focal believes that the potential risks associated with unresolved Year 2000-related issues are limited in that the Company has relatively few sophisticated systems that drive the Company's business at this time. Focal is prepared to develop contingency plans to address any unresolved Year 2000 issues or to address key suppliers' failures to respond to the Company's request for state of readiness disclosure from those suppliers.

     Any critical unresolved Year 2000 issues at the Company or its external relationships could have a material adverse effect on the Company's results of operations, liquidity or financial condition. In addition, the Company's expectations about the future costs and timely and successful completion of its Year 2000 program are subject to uncertainties that could cause actual results to differ materially from what has been discussed above under "Year 2000." Factors that could influence the amount of future costs and the completion dates and effectiveness of remediation, testing and certification and contingency planning efforts include the Company's success in identifying IT systems and embedded systems that contain two-digit year codes, the nature and amount of required reprogramming, testing and certification, the rate and magnitude of related labor and consulting costs, the availability of qualified personnel and the success of the Company's external relationships in addressing their own Year 2000 issues.


LIQUIDITY AND CAPITAL RESOURCES
Since its inception, the Company has financed operations primarily from the sale of preferred stock in private place Management's Discussion (cont'd) ments as well as the Company's 1997 initial public offering. Through December 31, 1998, the Company has raised approximately $83.5 million from equity financings and has received $7.0 million in equipment lease financing. In addition, the Company has received funding from Ethicon and other corporate partners totaling approximately $26.7 million through December 31, 1998.

     Cash used in operations totalled $11.1 million in the year ended December 31, 1998, as compared to the use of $0.1 million for the same period of 1997. The change in cash from operations was due to significantly higher net losses incurred in 1998, compared to 1997. Cash used in operations is equal to the net loss incurred for each period, plus non-cash charges such as depreciation and amortization of property and equipment plus any changes in working capital.

     Capital expenditures from inception through December 31, 1998 totalled $7.6 million, representing laboratory equipment, office furniture and equipment, computers and certain leasehold improvements. The majority of these purchases

MANAGEMENT'S DISCUSSION (CONT'D) SALES.

have been financed through either direct financing leases or sale and leaseback arrangements. As of December 31, 1998, the Company did not have any material commitments for future capital expenditures. In the next 12 to 24 months, the Company anticipates capital expenditures of approximately $2.5 million for manufacturing facilities and related equipment. The Company has commitments from lenders in the form of lease lines totalling $1.5 million to provide for its expected capital needs during 1999 and the first half of 2000.

     Under certain agreements with universities and consultants, the Company is obligated to make payments for sponsored research and consulting services. The Company's research funding commitments under these agreements totalled approximately $118,000 at December 31, 1998. Payments under these agreements are typically made on a quarterly or monthly basis.

     Under the Company's surgical sealant collaborative agreement with Ethicon, a total of $21.6 million has been committed to Focal and $20.1 million had been received as of December 31, 1998. Additional payments may be made under this agreement for research and development activities and upon achievement of specified development milestones. However, there can be no assurance as to the receipt or timing of any such payments. The Company believes that its existing capital resources, interest income and future payments due under strategic alliances, will be sufficient to satisfy its current and projected funding requirements for at least 15 months.

     There can be no assurance that the Company's capital resources will be sufficient to enable the Company to conduct its research and development programs as planned. The Company's future capital requirements will depend on many factors, including continued progress in its research and development programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, if any, the costs involved in filing and prosecuting patent applications and enforcing patent claims, competing technological and market developments, the establishment of additional strategic alliances, the cost of manufacturing facilities and of commercialization activities and arrangements, and the cost of product in-licensing and any possible acquisitions. There can be no assurance that the Company's cash, cash equivalents and marketable securities and interest income earned thereon, together with funding that may be received under the Company's strategic alliances, will be adequate to satisfy its capital and operating requirements.

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

BALANCE SHEETS

                                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------------

                                                                                                1997                  1998
-------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                                 $ 26,810,777           $  8,516,936
  Marketable securities                                                                        6,428,374             16,829,291
  Accrued interest receivable                                                                    201,225                359,911
  Contract revenues receivable                                                                 2,046,641                     --
  Accounts receivable                                                                                 --                587,380
  Inventories, net                                                                               566,989                937,017
  Prepaid expenses and other assets                                                              485,718                252,086
                                                                                            ------------           ---------------
Total current assets                                                                          36,539,724             27,482,621

Notes receivable from related parties                                                            343,480                282,442

Property and equipment                                                                         6,438,098              7,568,435
Less accumulated depreciation and amortization                                                 3,727,585              4,886,037
                                                                                            ------------           ---------------
Net property and equipment                                                                     2,710,513              2,682,398
Other assets                                                                                      12,696                 13,368
                                                                                            ------------           ---------------
Total assets                                                                                $ 39,606,413           $ 30,460,829

Liabilities and stockholders' equity Current liabilities:
  Accounts payable                                                                          $  1,577,105           $  1,105,585
  Accrued liabilities                                                                          2,454,702              2,752,359
  Deferred revenue                                                                               750,000                550,000
  Current portion of capital lease obligations                                                   890,451                886,517
                                                                                            ------------           ---------------
Total current liabilities                                                                      5,672,258              5,294,461

Capital lease obligations                                                                      1,421,983              1,390,821

Commitments and contingent liabilities

Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized;
  none issued and outstanding                                                                         --                     --
  Common stock, $.01 par value; 50,000,000 shares authorized;
  12,868,570, and 13,367,767 shares issued and outstanding at
  December 31, 1997 and 1998, respectively                                                       128,686                133,678
  Additional paid-in capital                                                                  80,777,780             84,884,786
  Accumulated deficit                                                                        (45,920,014)           (59,327,360)
  Notes receivable from related parties                                                       (1,688,057)            (1,443,133)
  Deferred compensation                                                                         (768,865)              (464,206)
  Accumulated other comprehensive income                                                         (17,358)                (8,218)
                                                                                            ------------           ---------------
Total stockholders' equity                                                                    32,512,172             23,775,547
Total liabilities and stockholders' equity                                                  $ 39,606,413           $ 30,460,829
                                                                                            ------------           ---------------
                                                                                            ------------           ---------------

SEE ACCOMPANYING NOTES.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Convertible
                                                                           Preferred Stock                  Common Stock
-------------------------------------------------------------------------------------------------------------------
                                                                        Shares          Amount          Shares         Amount
-------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1995                                          14,561,046      $ 145,610         664,504       $  6,645
Net issuance of Series E convertible
  preferred stock at $1.74 per share                                    9,784,201         97,842
Exercise of stock options                                                                                 58,840            588
Deferred compensation
Amortization of deferred compensation
Comprehensive income
  Unrealized gain on marketable securities
  Net loss
    Total comprehensive income
                                                                      ------------     ----------      ---------       -----------
Balances at December 31, 1996                                          24,345,247        243,452         723,344          7,233
                                                                      ------------     ----------      ---------       -----------
Exercise of stock options for notes receivable                                                         1,494,775         14,948
Net proceeds from initial public offering                                                              2,500,000         25,000
Conversion of preferred stock upon IPO                                (24,345,247)      (243,452)      8,117,803         81,178
Exercise of stock options and warrants                                                                    32,648            327
Deferred compensation
Amortization of deferred compensation
Comprehensive income
  Unrealized gain on marketable securities
  Net loss
    Total comprehensive income
                                                                      ------------     ----------      ---------       -----------
Balances at December 31, 1997                                                                         12,868,570        128,686
Net proceeds from exercise of over-allotment option                                                      375,000          3,750
Exercise of stock options                                                                                 92,578            926
Shares repurchased and retired                                                                           (24,884)          (249)
Principal payments on notes receivable
Shares issued under ESPP                                                                                  56,503            565
Amortization of deferred compensation
Comprehensive income:
  Unrealized gain on marketable securities
  Net loss
    Total comprehensive income
                                                                      ------------     ----------      ---------       -----------
Balances at December 31, 1998                                                                $--      13,367,767       $133,678

SEE ACCOMPANYING NOTES.


                                                   Notes                                      Accumulated
   Additional                                   Receivable                                       Other                 Total
     Paid-in            Accumulated            From Related             Deferred             Comprehensive         Stockholders'
     Capital              Deficit                 Parties             Compensation              Income                Equity
  --------------      --------------          -------------           -------------          ---------------       ----------------
  $ 41,215,682        $ (35,320,380)                                                           $(52,400)            $ 5,995,157

    13,959,510                                                                                                       14,057,352
        54,129                                                                                                           54,717
     1,074,637                                                         (1,074,637)
                                                                          140,533                                       140,533

                                                                                                  9,357                   9,357
                        (10,158,089)                                                                                (10,158,089)
                                                                                                                    (10,148,732)
  --------------      --------------          -------------           -------------          ---------------       ----------------
    56,303,958          (45,478,469)                                     (934,104)              (43,043)             10,099,027
     1,673,109                                  (1,688,057)
    22,471,550                                                                                                       22,496,550
       162,274
        13,849                                                                                                           14,176
       153,040                                                           (153,040)
                                                                          318,279                                       318,279

                                                                                                 25,685                  25,685
                           (441,545)                                                                                   (441,545)
                                                                                                                       (415,860)
  --------------      --------------          -------------           -------------          ---------------       ----------------
    80,777,780          (45,920,014)            (1,688,057)              (768,865)              (17,358)             32,512,172
     3,545,750                                                                                                        3,549,500
       118,539                                                                                                          119,464
       (29,675)                                     29,923
                                                   215,001                                                              215,001
       472,392                                                                                                          472,957
                                                                          304,659                                       304,659

                                                                                                  9,140                   9,140
                        (13,407,346)                                                                                (13,407,346)
                                                                                                                    (13,398,206)
  --------------      --------------          -------------           -------------          ---------------       ----------------
   $84,884,786         $(59,327,360)           $(1,443,133)            $ (464,206)             $ (8,218)           $ 23,775,547

STATEMENTS OF OPERATIONS



                                                                                          Year ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                                              1996                1997                1998
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Collaborative research revenues                                         $   3,098,289       $  17,489,264        $  5,113,953
  Product revenues                                                                  --                  --            3,071,490
                                                                      ----------------        ---------------      ----------------
Total revenues                                                               3,098,289          17,489,264            8,185,443
Costs and expenses:
  Cost of product revenues                                                          --                  --            3,739,807
  Research and development                                                  11,679,942          15,711,504           15,590,647
  General and administrative                                                 2,174,911           3,058,424            3,815,432
                                                                      ----------------        ---------------      ----------------
Total costs and expenses                                                    13,854,853          18,769,928           23,145,886
Other income (expense):
  Interest income                                                              690,745             968,141            1,765,420
  Interest expense                                                             (92,270)           (129,022)            (212,323)
                                                                      ----------------        ---------------      ----------------
                                                                               598,475             839,119            1,553,097
Net loss                                                                  $(10,158,089)       $   (441,545)        $(13,407,346)
Basic and diluted net loss per share (pro forma
  in 1996 and 1997)                                                       $      (1.26)       $      (0.04)        $      (1.01)
Shares used in computing basic and diluted
  net loss per share                                                         8,088,898          10,410,091           13,291,182

SEE ACCOMPANYING NOTES.

STATEMENTS OF CASH FLOWS

                                                                                          Year ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                                                              1996                1997                1998
-------------------------------------------------------------------------------------------------------------------
Operating activities
Net loss                                                                  $(10,158,089)         $ (441,545)        $(13,407,346)
Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation and amortization                                              969,868           1,128,923            1,158,452
    Amortization of deferred compensation                                      140,533             318,279              304,659
    Interest accrued on notes receivable                                       (10,604)           (112,238)            (103,280)
    Loss on sale of property and equipment                                       3,647                  --                   --
    Changes of operating assets and liabilities:
      Accrued interest receivable                                             (110,006)            (42,790)            (158,686)
      Contract revenues receivable                                                  --          (2,046,641)           2,046,641
      Accounts receivable                                                           --                  --             (587,380)
      Inventories                                                                   --            (566,989)            (370,028)
      Prepaid expenses and other assets                                        (58,146)           (173,837)             233,632
      Accounts payable                                                        (112,894)          1,075,501             (471,520)
      Accrued liabilities                                                      315,969             589,712              297,657
      Deferred revenue                                                         655,333              94,667             (200,000)
      Other assets                                                             565,666                (647)                (672)
      Notes receivable                                                         (88,000)             33,908              164,318
                                                                          -------------       -------------        ----------------
Net cash used in operating activities                                       (7,886,723)           (143,697)         (11,093,553)

Investing activities
Purchase of marketable securities                                          (12,760,761)         (9,589,782)         (27,762,163)
Maturities of marketable securities                                          7,975,000           9,929,811           17,370,386
Purchase of property and equipment                                            (388,683)         (2,326,008)          (1,130,337)
Proceeds from sale of property and equipment                                     2,150                  --                   --
                                                                          -------------       -------------        ----------------
Net cash used in investing activities                                       (5,172,294)         (1,985,979)         (11,522,114)

Financing activities
Proceeds from issuance of common stock, net                                     54,717          22,510,726            3,549,500
Proceeds from lease financing                                                  372,356           2,029,382            1,077,336
Principal payments on capital lease obligations                               (960,243)         (1,065,126)          (1,112,432)
Proceeds from the issuance of convertible preferred
  stock, net of issuance costs                                              14,057,352                  --                   --
Proceeds from exercise of stock options                                             --                  --              119,464
Proceeds from issuance of common stock under
  the employee stock purchase plan                                                  --                  --              472,957
Principal payments on notes receivable                                              --                  --              215,001
                                                                          -------------       -------------        ----------------
Net cash provided by financing activities                                   13,524,182          23,474,982            4,321,826
Net increase in cash and cash equivalents                                      465,165          21,345,306          (18,293,841)
Cash and cash equivalents at beginning of the year                           5,000,306           5,465,471           26,810,777
                                                                          -------------       -------------        ----------------
Cash and cash equivalents at end of the year                              $  5,465,471         $26,810,777         $  8,516,936

Supplemental disclosure of cash flow information:
  Property acquired under capital lease obligations                          $ 408,943          $  379,639            $       0
                                                                          -------------       -------------        ----------------
  Interest paid                                                              $  92,270          $  129,022            $ 212,323

SEE ACCOMPANYING NOTES.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1998


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS
Focal, Inc. (the Company) develops, manufactures and commercializes synthetic, absorbable, liquid surgical sealants based on the Company's proprietary polymer technology. The Company's family of FocalSeal surgical sealant products is currently being developed for use inside the body to seal air and fluid leaks resulting from lung surgery, neurosurgery, cardiovascular surgery and gastrointestinal surgery.

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

     All product revenues and accounts receivable are derived from one customer.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short duration.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 3-5 years. Property and equipment under capital leases are amortized using the straight-line method over the lease term, typically 4 years.

REVENUE RECOGNITION
Revenues from collaborative research agreements are recognized as earned upon the incurrence of reimbursable expenses or the achievement of certain milestones. Payments received in advance of research performed are designated as deferred revenue. Reimbursable expenses incurred or milestones achieved but not yet reimbursed are designated as contract revenues receivable.

     Product revenues are recognized upon shipment to the customer (see Note 8).

RESEARCH AND DEVELOPMENT COSTS AND PATENT COSTS
All research and development costs, including the cost of acquiring patents and licensing fees paid in connection with university technology licensing agreements, are expensed as incurred.

STOCK BASED COMPENSATION
The Company accounts for its stock based compensation arrangements under the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123).

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1998

INCOME TAXES
The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets may be reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

BASIC AND DILUTED NET LOSS PER SHARE
Basic and diluted net loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic net loss per share is computed based on the weighted average number of shares of common stock outstanding. Diluted net loss per share does not differ from basic net loss per share since potential common shares to be issued upon exercise of stock options are anti-dilutive for the periods presented. Pro forma net loss per share for 1996 and 1997 is computed using the weighted average number of outstanding common shares and convertible preferred shares, assuming conversion at date of issuance. Historical earnings per share for 1996 and 1997 have not been presented since such amounts are not deemed meaningful due to the significant change in the Company's capital structure that occurred in connection with the initial public offering in 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components. FAS 130 did not have a material impact on the Company's financial statements.

    In 1998, the Financial Accounting Standards Board issued Statement No. 133 Accounting for Derivative Instruments and Hedging Activities (FAS 133). FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for the Company in fiscal 2000. The Company does not believe that the adoption of FAS 133 will have a material effect on the Company's financial statements.

RECLASSIFICATIONS
Certain amounts in 1996 and 1997 have been reclassified to permit comparison with 1998 amounts.


NOTE 2: MARKETABLE SECURITIES
Available-for-sale marketable securities consisted of the following at December 31:


--------------------------------------------------------------------------------
                                     1997
--------------------------------------------------------------------------------

                                Gross      Gross
                             Unrealized Unrealized  Estimated
                     Cost       Gains     Losses   Fair Value
--------------------------------------------------------------------------------
U.S. government
  securities due
within one year   $2,000,000  $ 4,200  $ (19,300)  $1,984,900
Corporate notes
  due within
one year           4,445,732       --     (2,258)   4,443,474
                  ----------  -------  ----------  -----------

Total debt
  securities
included in
marketable
securities        $6,445,732  $ 4,200  $ (21,558)  $6,428,374
                  ----------  -------  ----------  -----------


--------------------------------------------------------------------------------
                                     1998
--------------------------------------------------------------------------------

                                Gross      Gross
                             Unrealized Unrealized  Estimated
                     Cost       Gains     Losses   Fair Value
--------------------------------------------------------------------------------
U.S. government
  securities due
within one year  $ 1,000,000   $  490   $      0   $ 1,000,490
Corporate notes
  due within
one year          15,837,508    5,384    (14,091)   15,828,801
                 -----------   ------   ---------  -----------

Total debt
  securities
included in
marketable
securities       $16,837,508   $5,874   $(14,091)  $16,829,291
                 -----------   ------   ---------  -----------

     Amortized cost basis was used in computing the cost of marketable securities sold.

NOTES TO FINANCIAL STATEMENTS(CONT'D) DECEMBER 31, 1998




NOTE 3: INVENTORIES
Inventories consist of the following at December 31:


--------------------------------------------------------------------------------
                                         1997          1998
--------------------------------------------------------------------------------

Purchased parts and sub assemblies     $566,989      $219,298
Work in process                              --       672,928
Finished goods                               --        44,791
                                       --------      --------
                                       $566,989      $937,017
                                       --------      --------
                                       --------      --------



NOTE 4: PROPERTY AND EQUIPMENT
Property and equipment consist of the following at December 31:


--------------------------------------------------------------------------------
                                      1997            1998
--------------------------------------------------------------------------------

Leasehold improvements             $1,094,980      $1,118,916
Laboratory equipment                3,905,092       4,678,566
Office equipment, computers
  and software                        867,667       1,157,125
Furniture and fixtures                570,359         613,828
                                   -----------     -----------
                                   $6,438,098      $7,568,435
                                   -----------     -----------



NOTE 5: ACCRUED LIABILITIES
Accrued liabilities consist of the following at December 31:


--------------------------------------------------------------------------------
                                      1997            1998
--------------------------------------------------------------------------------
Accrued university research funding
  and outside scientific services  $  950,107      $1,022,264
Accrued payroll-related expenses      453,481         669,140
Accrued professional fees             349,988         217,900
Accrued other                         701,126         843,055
                                   ----------      -----------
                                   $2,454,702      $2,752,359
                                   ----------      -----------
                                   ----------      -----------


NOTE 6: STOCKHOLDERS' EQUITY

PREFERRED STOCK
The Company is authorized to issue up to 5,000,000 shares of preferred stock, $.01 par value, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     In 1997, the Company adopted a Shareholder Rights Plan (the Rights Plan) designed to protect shareholders from unsolicited attempts to acquire the Company on terms that do not maximize stockholder value. In connection with the Rights Plan, the Board of Directors will designate a certain number of shares of the Company's preferred stock as Series A Participating Preferred Stock. Under the Rights Plan, a right to purchase one one-thousandth of one share of the Series A Preferred Stock (the Rights) will be distributed as a dividend for each share of common stock. The terms of the Rights Plan provide that the Rights will become exercisable upon the earlier of the tenth day after any person or group acquires 15% or more of the Company's outstanding common stock or the tenth business day after any person or group commences a tender or exchange offer which would, if completed, result in the offer or owning 15% or more of the Company's outstanding common stock. The Rights may generally be redeemed by action of the Board of Directors at $.001 per Right at any time prior to the tenth day following the public announcement that any person or group has acquired 15% or more of the outstanding common stock of the Company. The Rights expire on January 28, 2007. The Rights have certain anti-takeover effects in that they would cause substantial dilution to the party attempting to acquire the Company.

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

WARRANTS
Prior to the initial public offering, the Company granted warrants to secure lease financing, to raise capital, to obtain letters of credit and as a form of compensation to various consultants. At December 31, 1998, the Company has common stock warrants outstanding covering 51,878 shares at exercise prices ranging from $5.66 to $13.83 per share expiring at various dates through February 2006.

STOCK OPTIONS
The 1992 Incentive Stock Plan (the 1992 Plan) authorizes the grant of incentive stock options and nonqualified stock options to employees and nonqualified stock options to consultants. A total of 2,600,000 shares have been reserved for issuance under the 1992 Plan. The exercise price of incentive stock options granted under the 1992 Plan may not be less than 100% of the fair market value of the common stock as of the grant date, as determined by the Board of Directors. The exercise price of nonqualified stock options may not be less than 85% of the fair market value of the common stock as of the grant date. Options issued under the 1992 Plan generally have a four year vesting period, unless otherwise determined by the Board of Directors. The term of stock options granted under the 1992 Plan may not exceed ten years. Subject to the approval of the Board of Directors, the Plan allows option holders the right to immediately exercise outstanding options (both vested and unvested), with the subsequent share issuances being subject to a repurchase option by the Company under certain conditions according to the original vesting schedule and exercise price.

     For certain options granted, the Company recognizes as compensation expense the excess of the deemed fair value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. In connection with these grants, $1,074,637 and $153,040 of deferred compensation was recorded in the years ended December 31, 1996 and 1997, respectively. No deferred compensation was incurred during 1998. This compensation expense is being amortized over the vesting period of each option.

     In January 1997, the Board of Directors approved a program under which directors, executive officers and certain other key employees were permitted to exercise options to purchase 1,494,775 common shares in exchange for four-year notes with an interest rate of 6% per annum as permitted by the 1992 Plan. The notes are full recourse and principal and accrued interest are payable upon the maturity of the note. Under certain conditions, the shares are subject to a repurchase option by the Company according to the original vesting schedule. At December 31, 1998, a total of 388,236 shares issued under the 1992 Plan are subject to the Company's repurchase option and $1,443,133 of notes receivable are outstanding and included in the stockholders' equity section of the accompanying financial statements.

     The 1997 Employee Stock Purchase Plan (the Purchase Plan) has 200,000 shares of common stock reserved for issuance thereunder. Under the Purchase Plan eligible employees may purchase common shares at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning of a two year offering period or the end of each six month purchase period included in such offering period. Participation in the offering period is limited to 15% of the employee's compensation or $25,000 in any calendar year. The first offering period commenced in January 1998 and the Purchase Plan will terminate in 2007.

     The 1997 Non-Employee Director Option Plan (the Director Plan) has 150,000 shares of common stock reserved for issuance thereunder. Effective with the 1998 annual meeting of stockholders and annually thereafter, each non-employee director is automatically granted a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of each of these options will be equal to the fair market value of the common stock on the date of grant. Each option granted under the Director Plan will vest on a cumulative monthly basis over a four-year period. The Director Plan will terminate in September 2007, unless terminated earlier in accordance with the provisions of the Director Plan.

NOTES TO FINANCIAL STATEMENTS(CONT'D) DECEMBER 31, 1998


     The following table presents the activity of all of the stock option plans for the years ended December 31, 1996, 1997 and 1998:

-----------------------------------------------------------------------------------------------------------------------------------
                                                  1996                            1997                           1998
-----------------------------------------------------------------------------------------------------------------------------------

                                                       Weighted                        Weighted                      Weighted
                                                        Average                         Average                       Average
                                        Options     Exercise Price      Options     Exercise Price    Options     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year        557,894         $ .94         1,712,650          $1.14        497,267          $4.42
Granted                               1,275,691          1.20           313,058           6.40        394,778           9.87
Exercised                               (58,840)          .85        (1,510,287)          1.13        (92,578)          1.26
Canceled                                (62,095)         1.17           (18,154)          2.01        (19,105)          4.66
                                      ----------     ---------       -----------     ----------       -------      -----------

Outstanding at end of year            1,712,650         $1.14           497,267          $4.42        780,362          $7.55
                                      ----------     ---------       -----------     ----------       -------      -----------
Options exercisable at end of year      537,121         $1.01           184,052          $2.74        189,439          $5.07
V
Weighted average fair value per share
  of options granted during the year                    $ .46                            $3.69                         $5.84
                                                     ---------                       ----------                    -----------

     The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1998:


                                                Options Outstanding                                    Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------------

                                                     Weighted
                                                      Average             Weighted                                     Weighted
                                                     Remaining             Average                                      Average
   Range of                      Number             Contractual           Exercise               Number                Exercise
Exercise Prices                Outstanding          Life (Yrs.)             Price              Exercisable               Price
-----------------------------------------------------------------------------------------------------------------------------------

     $0.72                        6,528                4.4                 $0.72                  6,528                 $0.72
     1.20                       106,938                7.0                  1.20                 73,614                  1.20
   4.06-5.69                     74,488                8.5                  4.68                 27,312                  4.59
     7.64                       197,230                8.8                  7.64                 54,625                  7.64
  8.13-10.88                    315,573                9.8                  8.67                 21,482                 10.63
  11.00-13.13                    44,000                9.4                 12.71                  1,066                 12.95
  15.00-18.00                    35,605                9.3                 17.13                  4,812                 17.32
                                -------                                                         ----------
                                780,362                                                         189,439
                                -------                                                         ----------

     If the compensation cost for the option plans had been determined based on the fair value at the grant date for grants in 1996, 1997 and 1998, consistent with the provisions of FAS 123, the pro forma net loss and net loss per share for 1996, 1997 and 1998, would be as follows (in thousands except per share):

--------------------------------------------------------------------------------
                  1996             1997             1998
--------------------------------------------------------------------------------

              As           Pro      As       Pro       As        Pro
           Reported       Forma  Reported   Forma   Reported    Forma
--------------------------------------------------------------------------------

Net loss   $(10,158)   $(10,287)  $(442)    $(792)  $(13,407)  $(14,121)
Basic and
  diluted
net loss
per share  $  (1.26)   $ (1.27)   $(.04)    $(.08)  $  (1.01)  $ (1.06)

     The fair value of options and warrants issued at the date of grant were estimated using the Black-Scholes model with the following weighted average assumptions:

                                          Options Granted
--------------------------------------------------------------------------------

                                     1996      1997      1998
--------------------------------------------------------------------------------

Expected life (years)                 5.0       5.0       5.0
Interest rate                         6.6       6.0       4.5
Volatility                            30%       60%       66%

     The Company has never declared nor paid dividends on any of its capital stock and does not expect to do so in the foreseeable future.


     The effects on 1996, 1997 and 1998 pro forma net loss and net loss per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reporting the results of operations for future years as the periods presented include only one, two and three years, respectively, of option grants under the Company's plans.

COMMON STOCK RESERVED FOR ISSUANCE
At December 31, 1998, the Company has reserved 1,257,168 shares of common stock for issuance upon the exercise of all outstanding warrants and options authorized under the 1992 Plan, Purchase Plan and the Director Plan.

NOTE 7: COMMITMENTS
The Company has a ten-year lease agreement expiring in 2004 for its principal facility. In connection with this lease, the lessor funded approximately $4,367,000 of leasehold improvements which are reimbursed as part of the minimum lease payments. The Company has certain options to purchase the building and the leasehold improvements.


     The Company leases the majority of its equipment, furniture and fixtures under capital leases. Included in property and equipment at December 31, 1997 and 1998, respectively, were assets with a cost basis of $6,057,532 and $7,253,337 acquired under capital leases. Accumulated amortization as of December 31, 1997 and 1998, respectively, related to these assets was $3,599,571 and $4,742,226.


     As of December 31, 1998, the future minimum lease payments under capital and operating leases are as follows:


                                  Capital         Building
                                  Leases       Operating Lease
--------------------------------------------------------------------------------

Year ended December 31,1999     1,037,914         1,109,337
                       2000       864,445         1,147,974
                       2001       497,711         1,147,974
                       2002       152,711         1,147,974
                       2003            --         1,147,974
                 Thereafter            --           860,980
                                ----------       -----------

Total minimum lease payments     2,552,781        $6,562,213

Less interest                     275,443

Present value of minimum
  lease payments                2,277,338
Less capital lease obligations
  due within one year             886,517
                                ----------

Capital lease obligations--
  long-term portion            $1,390,821
                                ----------

     Total rent expense was $1,078,803, $1,090,332 and $1,114,389 in 1996, 1997,
and 1998, respectively.

     The Company has a lease commitment totaling $1.5 million from a leasing company for the financing of equipment and leasehold improvements. Under this agreement, the term for financing equipment purchases and leasehold improvements is 48 months and 36 months, respectively. The interest rate is established as of the commencement date for each new drawdown, based on a treasury security index, and is fixed for the term of the financing. There is a fixed percentage buy-out provision at the end of the lease period. The lease financings are collateralized by the equipment and leasehold improvements being financed. As of December 31, 1998, there were $762,456 in outstanding borrowings under this financing arrangement. There are no financial covenants in connection with this lease financing.


NOTE 8: RESEARCH AND DEVELOPMENT AND
        LICENSING AGREEMENTS
In January 1997, the Company entered into a distribution and licensing agreement with Ethicon, Inc., a Johnson & Johnson company ("Ethicon") for the research, development and commercialization of the Company's surgical sealant products. Ethicon received marketing rights to all territories outside North America in exchange for (a) a one-time, nonrefundable payment to the Company for past research and development expenditures; (b) fixed quarterly funding for two years to be applied toward research and development costs for lung surgery and neurosurgery surgical sealant products; (c) funding of certain additional research and development expenses; (d) payments upon achievement of specific milestones; and (e) specified percentages of product sales representing a combined royalty and product cost payment. The Company retained worldwide manufacturing rights and North American marketing rights. The term of the Ethicon Agreement extends until January 2007, subject to one year extensions at Ethicon's discretion. In addition, Ethicon may terminate the agreement at any time after January 2000 upon 12 months' prior written notice with or without cause. The Company began shipping its surgical sealant product to Ethicon in 1998. In August 1998, the Ethicon agreement was expanded to include research and development funding for a cardiovascular surgical sealant.

     The Company has collaborative research agreements and technology licensing agreements with certain universities. The Company has worldwide exclusive licenses to the technologies developed under these agreements in exchange for funding certain research and payment of licensing fees and royalties on applicable product sales. Research and development expense and licensing fees incurred under these agreements during the years ended December 31, 1996, 1997, and 1998, totaled $156,000, $144,000, and $150,000, respectively. In connection with these agreements, the Company has research funding commitments totaling approximately $118,000 at December 31, 1998.


NOTE 9: INCOME TAXES
Due to net losses incurred by the Company in each year since its inception, no provision for income taxes has been recorded. At December 31, 1998, the Company had tax net operating loss carryforwards of approximately $56 million and federal and state research and development tax credit carryforwards of approximately $3.3 million, which expire at various times through 2018.
     Significant components of the Company's deferred tax assets as of December 31 are as follows:


--------------------------------------------------------------------------------
                                     1997            1998
--------------------------------------------------------------------------------

Deferred tax assets:
  Net operating loss carryforwards$ 17,327,000  $ 22,468,000
  Research and development
  tax credits                      2,363,000       3,290,000
  Other                              735,000         885,000
                                  ------------  -------------

                                  20,425,000      26,643,000
  Valuation allowance            (20,425,000)    (26,643,000)
                                  ------------  -------------

Net deferred tax assets                 $ --            $ --
                                  ------------  -------------

     For financial reporting purposes, a valuation allowance has been provided since realization of such deferred tax assets is uncertain at this time. The valuation allowance increased by $6,218,000 during 1998, due primarily to the increase in tax credits and net operating loss carryforwards. The future utilization of the net operating loss carryforwards may be subject to limitations under the change in stock ownership provisions of the Internal Revenue Code.

NOTE 10: RELATED PARTY TRANSACTIONS
In connection with an employment agreement, interest-bearing loans aggregating $120,000 were made to an officer of the Company. Principal and accrued interest on this loan were paid in full by December 31, 1998. Other officer and non-officer employee notes receivable, certain of which notes contain similar repayment terms as those described above, are outstanding and included in notes receivable from related parties in the accompanying financial statements.

     Certain participants in the Company's preferred stock financing transactions include venture capital funds affiliated with members of the Company's board of directors.


NOTE 11: SUBSEQUENT EVENTS
On February 24, 1999, the Board of Directors adopted the 1999 Stock Incentive Plan (the 1999 Plan) and reserved 875,000 shares of common stock for issuance thereunder subject to the approval of the Company's shareholders. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of the non-qualified options may not be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1999 Plan will generally vest over a four year period and will expire no later than 10 years from the date of grant.

REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
Focal, Inc.

We have audited the accompanying balance sheets of Focal, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focal, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.





                                                          /s/ ERNST & YOUNG LLP



Boston, Massachusetts
January 26, 1999, except for Note 11,
as to which the date is February 24, 1999



28